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Exhibit 12.1

FINLAY FINE JEWELRY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	Fiscal Year Ended					Thirteen Weeks Ended
	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	May 1, 2004	May 3, 2003
Interest expense(1)	$16,632	$17,766	$19,735	$22,674	$22,143	$3,998	$4,060
Estimate of interest included in rental expense	49,847	48,353	49,565	51,811	46,594	10,451	9,645

Fixed charges	$66,479	$66,119	$69,300	$74,485	$68,737	$14,449	$13,705

Income (loss) from continuing operations before income taxes	$40,816	$41,282	$34,314	$47,657	$10,795	$(1,308)	$(1,370)
Add: Fixed charges	66,479	66,119	69,300	74,485	68,737	14,449	13,705

Earnings before income taxes and fixed charges	$107,295	$107,401	$103,614	$122,142	$79,532	$13,141	$12,335

Ratio of earnings to fixed charges	1.6x	1.6x	1.5x	1.6x	1.2x	0.9x	0.9x

(1)
Includes debt issuance costs amortization.

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FINLAY FINE JEWELRY CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio data)